June 21, 2019

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attn:  Ms. Heather Percival

RE:	VIA optronics AG
Amendment No. 2 to
Draft Registration Statement on Form F-1
Submitted on April 30, 2019
CIK No. 0001769116

Ladies and Gentlemen:

VIA optronics AG (the “Company”) has today confidentially submitted with the Securities and Exchange Commission (the “Commission”) Amendment No. 3 to its Registration Statement on Form F-1 (as amended, the “Registration Statement”).  On behalf of the Company, we respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated May 28, 2019 from the Division of Corporate Finance, Office of Electronics and Machinery to Mr. Jürgen Eichner.  For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response.  All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement. We also include supplemental information requested by the Staff as Exhibit A to this letter.

Our Company, page 1

1.                                      Please tell us the criteria you used to determine which customers to highlight in this section and whether the customers highlighted are objectively representative of your business. Include in your response whether any unnamed customers also satisfy those criteria. In this regard, we note your disclosure in the third paragraph on page 82.

Response:

The Company notes the Staff’s comment and advises the Staff that the Company selected the end customers on page 1 of the prospectus that it believes are indicative of the size, scale, stature and quality of the companies that are the Company’s typical customers in its principal end markets and would be most recognizable to potential investors.  The Company further advises the Staff that the Company’s largest customer by revenue during 2018 is included in the list set forth on page 1 of the prospectus and the Company has disclosed on page 95 of the prospectus the name of each customer that represented 10% or more of the Company’s revenues during 2018.  The Company confirms for the Staff that other currently unnamed customers could also satisfy the criteria noted above, but that it views its selection as fair and representative under the criteria above.

Our Industry, page 2

2.                                      Please tell us whether you commissioned the MarketsandMarkets report for use in connection with the registration statement. Also tell us whether you are attributing statements in your prospectus to the third party as you do in the last sentence of this section and on page 86 to present the statements as made on the authority of an expert within the meaning of Section 11 of the Securities Act and Rule 436.

Response:

The Company notes the Staff’s comment and confirms for the Staff that the MarketsandMarkets report was not commissioned by the Company and the Company has revised the disclosure on page ii accordingly.  The Company advises the Staff that the qualitative statements in the prospectus regarding industry dynamics express the Company’s views and estimates based on the combination of the Company’s observation of market demand, customer and supplier dialogues, internal research, and third party research including that prepared by MarketsandMarkets, but are not exclusively attributable to third party research.  The Company therefore advises the Staff that it is not presenting these statements as made on the authority of an expert within the meaning of Section 11 of the Securities Act and Rule 436.

3.                                      Please revise to quantify the portion of the estimated global revenue growth that represents your addressable market.

Response:

The Company has revised the disclosure on page 2.

Implications of Being an Emerging Growth Company, page 6

4.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications

Response:

The Company notes the Staff’s comment and advises the Staff that no written materials have been provided in reliance on Section 5(d) of the Securities Act, to potential investors as of the date hereof.  The Company confirms for the Staff that it will supplementally provide the Staff with any such written materials

A limited number of customers account for a significant portion of our revenue..., page 16

5.                                      Please tell us whether you have a framework agreement, or other agreement, with your largest customer and indicate in your response the exhibit to your registration statement in which that agreement relates.

Response:

The Company notes the Staff’s comment and advises the Staff that the Company is a party to a Master Purchase Agreement with Dell Global B.V., its largest customer. The Company advises the Staff that the Master Purchase Agreement with Dell was entered into in the ordinary course of business and is otherwise not material to the Company because the Master Purchase Agreement does not contain any minimum volume, pricing or other related commitments or other terms material to volume purchases.  The material terms of each sale to Dell are agreed in connection with such sale.  Accordingly, the Company has determined that this Master Purchase Agreement need not be filed as an exhibit to the registration statement.

We depend on a limited number of suppliers..., page 20

6.                                      Please disclose your sole source suppliers other than Wacker, if material, and clarify, if true, that you do not have long-term agreements with your sole source suppliers or advise.

Response:

The Company notes the Staff’s comment and advises the Staff that no sole source supplier, other than Wacker, is material to the Company’s business operations.  The

Company has revised the disclosure on page 19 to clarify the status of any long-term agreements with the Company’s sole source suppliers other than Wacker.

Our principal shareholders own a significant percentage of our ordinary shares..., page 46

7.                                      Please tell us whether your largest shareholder will retain control of you following the transactions outlined in your prospectus.

Response:

The Company notes the Staff’s comment and advises the Staff that it expects its largest shareholder will retain effective control over the Company following the transactions outlined in the prospectus.  The Company has revised the disclosure on page 46 to clarify this expectation.

ADSs holders may not be entitled to a jury trial..., page 53

8.                                      Clarify your reference here to “Class A” ordinary shares.

Response:

The Company advises the Staff that the reference to “Class A” ordinary shares was in error and the Company has revised the disclosure on page 53 to remove this reference.

Use of Proceeds, page 57

9.                                      Please provide information on the status of any acquisitions. Refer to Item 3.C.3 of Form 20-F.

Response:

The Company notes the Staff’s comment and advises the Staff that it does not have any agreements or commitments for any material acquisitions or investments at this time.  The Company has revised the disclosure on pages 9 and 56 of the prospectus to note the same.

Revenue, page 74

10.                               Quantify the portion of increased sales attributable to changes in volume or price or the introduction of new products for your display solutions segment. Refer to Item 5.A.1 of Form 20-F.

Response:

The Company has revised the disclosure on page 76.

Strategic Alliance Agreements, page 97

11.                               Please specify the agreed upon net asset valuation mentioned in the third indented paragraph on page 98.

Response:

The Company has revised the disclosure on page 101.

Supervisory Board, page 111

12.                               Revise your disclosure in the second paragraph on page 112 to indicate how it relates to you given your disclosure on page 124 regarding following home country corporate governance practices.

Response:

The Company notes the Staff’s comment and advises the Staff that it has revised the disclosure on page 115 to clarify that the Company’s supervisory board has determined that three of its members do not have any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a supervisory board member.

Relationship with Kloepfel Corporate Finance GmbH, page 127

13.                               Provide a brief description of the nature and terms of the advisory arrangement in connection with this offering. Refer to Item 7.C of Form 20-F. Also, please file any agreements with your advisor as an exhibit to your registration statement.

Response:

The Company has revised the disclosure on page 130 of the prospectus to describe the nature and terms of the project contract with Kloepfel Corporate Finance GmbH,

and the Company has included the project contract as exhibit 10.16 to the registration statement.

Principal and Selling Shareholders, page 128

14.                               Please identify the natural person or persons who have voting and dispositive control over the shares owed by the entities mentioned in your table on page 129

Response:

The Company has revised the disclosure on page 132.

Jury Trial Waiver, page 155

15.                               Please revise to provide additional disclosure about the enforceability of the jury trial waiver provision, including an explanation as to why you believe the provision is enforceable. In this regard, we note your disclosure that if “[you] or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable,” yet you have not taken a position as to whether and why you believe the provision is enforceable.

Response:

The Company has revised the disclosure on page 159.

16.                               Revise your disclosure here to state that by agreeing to the provision, investors will not be deemed to have waived your compliance with the federal securities laws and the rules and regulations promulgated thereunder.

Response:

The Company has revised the disclosure on page 159.

Taxation, page 159

17.                               Please remove references to “certain” material tax consequences. The disclosure and opinion should cover all material tax consequences of the transaction to investors. For guidance, refer to Section III.C.1 of Staff Legal Bulletin No. 19.

Response:

The Company has revised the disclosure on page 159.

U.S. Taxation, page 165

18.                               From your introductory language, it appears you have elected to use a “short-form” tax opinion. Therefore, please revise your disclosure in the last sentence of the first paragraph and the first sentence of the second paragraph that suggests this section represents a “summary” of the tax opinion. For guidance, refer to Section III.B.2 of Staff Legal Bulletin No. 19.

Response:

The Company has revised the disclosure on page 165.

Underwriting, page 170

19.                               We note your disclosure in the second sentence of the second paragraph on page 172. Please revise your disclosure to provide more specific information regarding your relationships with the underwriters, including identification of each underwriter involved in the related transaction, the nature of each material relationship, and the dollar amounts involved. Refer to Item 9.B.10 of Form 20-F.

Response:

The Company has revised the disclosure on page 172.

Notes to the Consolidated Financial Statements

Note 1 - Corporate Information, page F-9

20.                               We note your subsidiary VIA optronics (Suzhou) Co., Ltd and its contribution to your net profit and equity disclosed on page F-29. Please tell us your consideration of disclosing any restrictions on this subsidiary to transfer funds to you as dividends, loans or advances and any restricted net assets under Rule 4-08(e)(3) of Regulation S-X. Refer to General Instruction B(d) of Form 20-F.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has considered the guidance in Rule 4-08(e)(3) of Regulation S-X, which requires disclosure of the nature of any restrictions on the ability of consolidated  subsidiaries to transfer funds to the parent/registrant in the form of cash dividends, loans or advances. None of the Company’s subsidiaries, including VIA optronics (Suzhou) Co., Ltd., are a party to any agreement that contains any restrictions on the ability of such a subsidiary to transfer funds as a dividend, loan or advance. While certain restrictions may be imposed by third parties (e.g., regulatory agencies, governments) on the ability of VIA optronics (Suzhou) Co., Ltd. to transfer funds to the Company, the Company has not yet sought dividends from VIA optronics (Suzhou) Co., Ltd. and VIA optronics (Suzhou) Co., Ltd. has been able to repay loans and advances made by the Company to date.  Nonetheless, the Company has updated the disclosures in footnote 21 to its audited consolidated financial statements for the year ended December 31, 2018 related to liquidity risk to address the potential risk of such restrictions on VIA optronics (Suzhou) Co., Ltd.”

*    *    *    *    *

If you have any questions, please feel free to contact the undersigned at 215.994.2687.  Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Gregory A. Schernecke
Gregory A. Schernecke

cc:                                Jürgen Eichner, Chief Executive Officer, VIA optronics AG

Daniel Jürgens, Chief Financial Officer, VIA optronics AG

David S. Rosenthal, Esq., Dechert LLP
Federico G. Pappalardo, Esq., Dechert LLP
Ward A. Greenberg, Esq., Cleary Gottlieb Steen & Hamilton LLP
Julie A. Schommers, Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft